Exhibit 16.1

March 17, 2021

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Safeguard Scientifics, Inc. and subsidiaries (“the Company”), under the date of March 5, 2021, we reported on the consolidated financial statements of the Company as of and for the years ended December 31, 2020 and 2019. We declined to stand for reelection. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated March 17, 2021, and we agree with such statements, except that we are not in a position to agree or disagree with any of the Company’s statements in the last paragraph relating to consultation with Grant Thornton during the last two years or subsequent interim period.

Very truly yours,

(signed) KPMG LLP